900 Northbrook Drive

Suite 200

Trevose, PA  19053

(610) 254-9022

March 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Dorrie Yale

Re:                             Strongbridge Biopharma plc– Request for Acceleration

Registration Statement on Form S-3

File No. 333- 223576

Dear Ms. Yale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Strongbridge Biopharma plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 223576) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Tuesday, March 27, 2018, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Aron Izower, Esq. and Wendy Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Aron Izower at (212) 549-0393 or, in his absence, Wendy Grasso at (212) 549-0216.

STRONGBRIDGE BIOPHARMA PLC

/s/ A. Brian Davis
By:	A. Brian Davis
Chief Financial Officer